This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares. The Offer is made solely by the Offer to Purchase dated July 17, 2001 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Ordinary Shares. The Purchaser is not aware of any state or jurisdiction where the making of the Offer or the acceptance of Ordinary Shares is prohibited by any applicable law. If the Purchaser becomes aware of any state or jurisdiction where the making of the Offer or the acceptance of Ordinary Shares is not in compliance with any applicable law, the Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, the Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Ordinary Shares in such state or jurisdiction. In any state or jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such state or jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
  ALL OF THE UNCONDITIONALLY ALLOTTED OR ISSUED AND FULLY PAID ORDINARY SHARES
     (INCLUDING THE ASSOCIATED SERIES A JUNIOR PARTICIPATING PREFERRED SHARE
                                PURCHASE RIGHTS)
                                       OF

                              TRITON ENERGY LIMITED

                                       AT
                          $45.00 NET PER ORDINARY SHARE
                                       BY
                          AMERADA HESS (CAYMAN) LIMITED
                          A WHOLLY OWNED SUBSIDIARY OF

                            AMERADA HESS CORPORATION

         Amerada Hess (Cayman) Limited, a company limited by shares organized under the laws of the Cayman Islands (the "Purchaser"), and a wholly owned subsidiary of Amerada Hess Corporation, a Delaware corporation ("Amerada Hess"), is offering to purchase all of the existing unconditionally allotted or issued and fully paid ordinary shares, par value $0.01 per share, of Triton Energy Limited (the "Company"), a company limited by shares organized under the laws of the Cayman Islands, and any further Ordinary Shares which are unconditionally allotted or issued and fully paid before the date and time on which the Offer (as defined below) expires, including the associated Rights (as defined below) (the "Ordinary Shares"), at a price of $45.00 per Ordinary Share, net to the seller in cash, without interest thereon (the "Ordinary Share Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated July 17, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Unless the context indicates otherwise, all references to Ordinary Shares include references to the associated Series A junior participating preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of March 25, 1996, as amended, by and between the Company and Mellon Investor Services LLC (as successor to Chemical Bank), as Rights Agent. In order to tender validly Ordinary Shares, a holder of Ordinary Shares ("Holder") must tender the Rights. Unless a Distribution Date (as defined in the Rights Agreement) has occurred, the tender of an Ordinary Share will constitute the tender of the Rights.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 13, 2001, UNLESS THE OFFER IS EXTENDED.

         THE OFFER IS CONDITIONED ON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF ORDINARY SHARES WHICH REPRESENT AT LEAST 90% IN VALUE OF THE ORDINARY SHARES (THE "MINIMUM CONDITION"). THE PURCHASER MAY AMEND THE MINIMUM CONDITION TO EQUAL THE NUMBER OF ORDINARY SHARES REPRESENTING A MAJORITY OF THE TOTAL NUMBER OF VOTES OF THE OUTSTANDING ORDINARY SHARES ON A FULLY DILUTED BASIS. THE OFFER IS ALSO CONDITIONED ON THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS DESCRIBED IN SECTION 14 OF THE OFFER TO PURCHASE.

         The Offer is being made pursuant to the Acquisition Agreement dated as of July 9, 2001, by and among Amerada Hess, the Purchaser and the Company (the "Acquisition Agreement"). The Acquisition Agreement provides that, in the event that, following the purchase of Ordinary Shares pursuant to the Offer (including any Subsequent Offering Period (as defined below)), Amerada Hess, the Purchaser and any other subsidiary of Amerada Hess shall own Ordinary Shares which represent at least 90% in value of the Ordinary Shares, the Company, Amerada Hess and the Purchaser agree to take all necessary and appropriate action for the Purchaser to effect a compulsory acquisition (the "Compulsory Acquisition") of those outstanding Ordinary Shares not owned by Amerada Hess, the Purchaser or any other subsidiary of Amerada Hess in accordance with Section 88 of the Companies Law (2001 Second Revision), of the Cayman Islands (the "Companies Law"), as promptly as practicable after the acceptance for payment of Ordinary Shares pursuant to the Offer.

         Promptly following the acceptance for payment of Ordinary Shares pursuant to the initial offering period of the Offer and, if applicable, the Subsequent Offering Period, of a number which represents less than 90% in value of the Ordinary Shares, or the expiration of the Offer without the purchase of any Ordinary Shares thereunder, (A) if the Offer has remained open for a minimum of 20 business days, plus any extension of the Expiration Date (as defined below) (up to an additional ten days) that has been required by the Company, and
(B) if requested by Amerada Hess or the Purchaser, in their sole discretion and in accordance with applicable law, the Company shall (i) cause an application to be made to the Grand Court of the Cayman Islands (the "Court") requesting the Court to summon such class meetings of shareholders of the Company as the Court may direct ("Shareholders' Meetings"), (ii) if directed by the Court, convene such Shareholders' Meetings seeking the approval required under Section 86(2) of the Companies Law and (iii) subject to such approvals being obtained, cause a petition to be presented to the Court seeking the sanctioning of a scheme of arrangement pursuant to Section 86 of the Companies Law (the "Scheme of Arrangement") and file such other documents as are required to be duly filed with the Court to effect the Scheme of Arrangement. Upon the Scheme of Arrangement having been sanctioned by the Court and the Company having caused a copy of the order of the Court sanctioning the Scheme of Arrangement to be duly delivered to the Registrar of Companies of the Cayman Islands (the "Scheme Effective Time"), by virtue of the Scheme of Arrangement: (i) each Ordinary Share (and the Rights) issued and outstanding immediately prior to the Scheme Effective Time (other than Ordinary Shares (and the Rights) which are held by any wholly owned subsidiary of the Company, or which are held, directly or indirectly, by Amerada Hess or any subsidiary of Amerada Hess (including the Purchaser)) shall be, by virtue of the Scheme of Arrangement and without any action required by the Holder thereof, transferred to the Purchaser in consideration for $45.00 in cash per Ordinary Share transferred; and (ii) if there are Preferred Shares outstanding on the commencement of the Scheme of Arrangement, each 8% Convertible Preference Share, par value $0.01 per share, of the Company (the "Preferred Shares") issued and outstanding immediately prior to the Scheme Effective Time (other than Preferred Shares which are held by any wholly owned subsidiary of the Company, or which are held, directly or indirectly, by Amerada Hess or any subsidiary of Amerada Hess (including the Purchaser)) shall be, by virtue of the Scheme of Arrangement and without any action required by the Holder thereof, transferred to the Purchaser in consideration for $180.00 in cash per Preferred Share, plus any accumulated and unpaid dividends thereon through the Scheme Effective Date.

         Amerada Hess and the Purchaser have also entered into an Agreement (the "Principal Shareholders Agreement") dated as of July 9, 2001 with certain shareholders of the Company (the "Principal Shareholders") who beneficially own, in the aggregate, Ordinary Shares and Preferred Shares representing approximately 37.7% of the allotted and issued Ordinary Shares (34.2% on a fully diluted basis). Each Preferred Share is convertible into four Ordinary Shares. The Principal Shareholders have agreed, unless otherwise instructed by Amerada Hess, to tender pursuant to the Offer their Ordinary Shares and to conditionally convert their Preferred Shares and tender pursuant to the Offer the Ordinary Shares into which the Preferred Shares are convertible. If the Ordinary Shares beneficially owned by the Principal Shareholders are not purchased during the initial offering period of the Offer (as it may be extended) and the Preferred Shares are not converted and the resulting Ordinary Shares purchased in the initial offering period of the Offer (as it may be extended), the Purchaser shall purchase the Ordinary Shares and the Preferred Shares beneficially owned by the Principal Shareholders following the expiration of the initial offering period.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (I) DETERMINED THAT THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY, THE HOLDERS AND THE HOLDERS OF PREFERRED SHARES (OTHER THAN, IN THE CASE OF THE TRANSACTIONS CONTEMPLATED BY THE PRINCIPAL SHAREHOLDERS AGREEMENT, THE PRINCIPAL SHAREHOLDERS) AND (II) RESOLVED TO RECOMMEND THAT HOLDERS ACCEPT THE OFFER AND TENDER THEIR ORDINARY SHARES, PURSUANT TO THE OFFER.

         Tendering Holders whose Ordinary Shares are registered in their own name and who tender directly to The Bank of New York, as Depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Ordinary Shares pursuant to the Offer.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Ordinary Shares validly tendered and not properly withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Ordinary Shares. On the terms and subject to the conditions of the Offer, payment for Ordinary Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering Holders whose Ordinary Shares have been accepted for payment. In all cases, payment for Ordinary Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Ordinary Shares (the "Certificates") or timely confirmation of a book-entry transfer of such Ordinary Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a copy thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions of the Letter of Transmittal and the Offer to Purchase. Under no circumstances will interest on the Ordinary Shares Offer Price be paid by the Purchaser, regardless of any delay in making such payment or extension of the Expiration Date.

         The Rights are currently evidenced by the certificates for the Ordinary Shares, and the tender by a Holder of such Holder's Ordinary Shares will also constitute a tender of the Rights. Pursuant to the Offer, no separate payment will be made by the Purchaser for the Rights. If separate certificates representing the Rights are issued to Holders prior to the time a Holder's Ordinary Shares are tendered pursuant to the Offer, certificates representing a number of Rights equal to the number of Ordinary Shares tendered must be delivered to the Depositary, or, if available, a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) received by the Depositary with respect thereto, in order for such Ordinary Shares to be validly tendered. If a Distribution Date (as defined in Section 7 of the Offer to Purchase) occurs and separate certificates representing the Rights are not distributed prior to the time Ordinary Shares are tendered pursuant to the Offer, Rights may be tendered prior to a Holder's receiving the certificates representing the Rights by use of the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

         The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, August 13, 2001, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Acquisition Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission")), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the terms of the Acquisition Agreement and to the applicable rules and regulations of the Commission and to applicable law, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend for any reason the period of time during which the Offer is open, including upon the occurrence of any of the events specified in Section 14 of the Offer to Purchase, by giving notice of such extension to the Depositary and by making a public announcement thereof not later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was scheduled to expire.

         Subject to the terms of the Acquisition Agreement, the applicable rules and regulations of the Commission and to applicable law, the Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of or, regardless of whether such Ordinary Shares have theretofore been accepted for payment, payment for any Ordinary Shares if any applicable waiting period under the HSR Act has not expired or been terminated, (ii) to terminate the Offer on any scheduled expiration date and not accept for payment any Ordinary Shares if any of the conditions referred to or events specified in Section 14 of the Offer to Purchase are not satisfied or any of the events have occurred, as applicable, and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

         The acquisition of Ordinary Shares by the Purchaser pursuant to the Offer is subject to the HSR Act requirements. Under the provisions of the HSR Act applicable to the purchase of Ordinary Shares pursuant to the Offer, such purchase may not be made until the expiration of a fifteen calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Amerada Hess, which Amerada Hess expects to submit on or about July 19, 2001. Accordingly, the waiting period under the HSR Act would then expire at 11:59 P.M., New York City time, on or about August 3, 2001, which is the fifteenth calendar day following the scheduled filing of the Notification and Report Form by Amerada Hess, unless early termination of the waiting period is granted or Amerada Hess or the Company receives a request for additional information or documentary material prior thereto. If either the Federal Trade Division (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") were to request additional information or documentary material from Amerada Hess or the Company prior to the expiration of the fifteen day waiting period, the waiting period would be extended and would expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by Amerada Hess with such request. Thereafter, the waiting period could be extended only by court order or by consent of Amerada Hess. If the acquisition of Ordinary Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the purchase of and payment for Ordinary Shares pursuant to the Offer will be deferred until ten days after the request is substantially complied with unless the waiting period is terminated sooner by the FTC or the Antitrust Division (and assuming all of the other Offer conditions have been satisfied or waived).

         The Purchaser expressly reserves the right to modify the terms of the Offer, provided, however, that the Purchaser shall not (and Amerada Hess shall cause the Purchaser not to), without the prior written consent of the Company,
(i) reduce the number of Ordinary Shares to be purchased pursuant to the Offer,
(ii) reduce the Ordinary Share Offer Price, (iii) impose any additional conditions to the Offer, (iv) change the form of consideration payable in the Offer, (v) make any change to the terms of the Offer, including without limitation the tender offer conditions, which is materially adverse in any manner to the Holders, (vi) amend or waive the Minimum Condition, except that Amerada Hess or the Purchaser may, at any time, amend the Minimum Condition to equal the number of Ordinary Shares representing a majority of the total number of votes of the outstanding Ordinary Shares representing a majority of the total number of votes of the outstanding Ordinary Shares on a fully diluted basis or
(vii) extend the expiration date of the Offer, provided, however, that Amerada Hess or the Purchaser may extend the expiration date: (A) as required by any rule, regulation or interpretation of the Commission; or (B) in the event that any condition to the Offer is not satisfied and, to the extent permitted in the Acquisition Agreement, is not waived as of the scheduled Expiration Date, for such successive periods up to ten business days at a time (or such longer period as may be approved by the Company) until the earlier of the acceptance for payment of any Ordinary Shares pursuant to the Offer or September 15, 2001. Notwithstanding anything in the foregoing to the contrary, the Company may require the Purchaser to extend the offer on one occasion for a maximum period of ten days if at the scheduled expiration date, the tender offer conditions (assuming for this purpose that the Minimum Condition has not been amended as contemplated in clause (vi) of the preceding sentence) have not been satisfied.

         Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, the Purchaser, subject to certain conditions, may make available a subsequent offering period, (the "Subsequent Offering Period") by extending the Offer on one occasion for a period of not less than three business days and not to exceed 20 business days. The Purchaser may also make available a Subsequent Offering Period by extending the Offer on one occasion for a period of up to a maximum of 20 business days if the Purchaser has amended the Minimum Condition and if, on the Expiration Date of the initial period of the Offer, the number of Ordinary Shares validly tendered and not properly withdrawn prior to the expiration of the Offer represent less than 90% in value of the Ordinary Shares even if all other Offer conditions have been satisfied. In addition, if the Purchaser amends the Minimum Condition, the Company may require the Purchaser to make a Subsequent Offering Period available to the Holders by extending the Offer on one occasion, for up to a maximum of 20 business days.

         If the Purchaser commences a Subsequent Offering Period, U.S. federal securities laws require the Purchaser to accept immediately for payment all tenders of Ordinary Shares during a Subsequent Offering Period and to pay promptly for all Ordinary Shares tendered in any Subsequent Offering Period.

         Any such extension, delay, termination, waiver or amendment will be followed, as promptly as practicable, by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to Holders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or as otherwise may be required by applicable law.

         Except as otherwise provided below, tenders of Ordinary Shares made pursuant to the Offer are irrevocable. Ordinary Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after September 14, 2001, or at such later time as may apply if the Offer is extended (excluding any Subsequent Offering Period). In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Ordinary Shares tendered during such Subsequent Offering Period or to Ordinary Shares previously tendered in the Offer and accepted for payment, and the Purchaser will promptly purchase and pay for any Ordinary Shares tendered at the same price paid in the Offer. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Ordinary Shares to be withdrawn, the number of Ordinary Shares to be withdrawn and the name of the registered holder of the Ordinary Shares, if different from that of the person who tendered such Ordinary Shares. If the Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Ordinary Shares have been tendered for the account of an Eligible Institution. Ordinary Shares tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Ordinary Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

         Withdrawals of tendered Ordinary Shares may not be rescinded without the Purchaser's consent and any Ordinary Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of Amerada Hess, the Purchaser, the Depositary, the Information Agent, the Dealer Managers or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Ordinary Shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase.

         The receipt of cash for Ordinary Shares pursuant to the Offer, the Compulsory Acquisition or the Scheme of Arrangement by a shareholder will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a shareholder who receives cash for Ordinary Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such shareholder's adjusted tax basis in the Ordinary Shares exchanged therefor. Assuming that such Ordinary Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer to them, including the applicability and effect of the alternative minimum tax and any state, local and foreign income tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer see Section 5 of the Offer to Purchase.

         The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

         No appraisal rights are available to Holders in connection with the Offer. In the event of a Compulsory Acquisition, a Dissenting Shareholder (as defined in Section 11 of the Offer to Purchase) may make an application to the Court for an order to prevent the Ordinary Shares from being compulsorily acquired pursuant to Section 88 of the Companies Law as described in Section 11 of the Offer to Purchase. The Purchaser has been advised that, although there are no Cayman Islands cases that have considered the point, English case law which would be persuasive, although not of binding effect before the Court, has established that an application by a shareholder requires allegations of unfairness to be established and that the burden is on the applicant to establish the allegation. The English courts have traditionally attached considerable weight to the fact that a large body of shareholders have accepted the Offer. The Purchaser has also been advised by its Cayman Islands counsel that there is case law to suggest that a recommendation by the Company's board of directors based upon independent advice, such as a fairness opinion, is regarded as significant in the determination of any unfairness.

         The Company has provided the Purchaser with the Company's shareholder lists and security position listings in respect of the Ordinary Shares for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other relevant materials to Holders. The Offer to Purchase, the Letter of Transmittal and any other relevant materials will be mailed to record holders and will be furnished, for subsequent transmittal to beneficial owners of Ordinary Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's list of Holders, or, where applicable, who are listed as participants in a clearing agency's security position listing.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense. Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers as set forth below.

                     The Information Agent for the Offer is:

                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005
             Banks and Brokerage Firms, Please Call: (212) 269-5550
                    Shareholders, Please Call: (800) 758-5880

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.
                                 85 Broad Street
                            New York, New York 10004
                          Call Collect: (212) 902-1000
                            TOLL-FREE: (800) 323-5678




July 17, 2001